
Mail Stop 4628

November 14, 2018

<u>Via E-mail</u>
Andre J. Fernandez
Chief Financial Officer
NCR Corporation
864 Spring Street NW
Atlanta, GA 30308

> **Re: NCR Corporation**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 1-00395**

Dear Mr. Fernandez:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. You indicate on page 86 of the 10-K that you may have had a Syrian branch, two employees and property in Syria as recently as April 2016. Additionally, you state on page 36 of the 10-K filed February 24, 2017 that you maintained a bank account and guarantees at the Commercial Bank of Syria between January 1, 2016 and April 30, 2016. We are aware of news reports which appear to indicate that Commercial Bank of Syria operates NCR ATMs. Finally, you provide on page 29 of the 10-K revenue figures by "geographic theater" including for "Europe, Middle East Africa (EMEA)," a region that includes Sudan and Syria.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated November 18, 2015, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:

Barbara Jacobs
Assistant Director
Division of Corporation Finance